UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-266555) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 31, 2023

Mizuho Financial Group, Inc.

By:	/s/ Takefumi Yonezawa
Name:	Takefumi Yonezawa
Title:	Senior Executive Officer / Group CFO

For Immediate Release:

Consolidated Financial Statements for the First Quarter of Fiscal 2023 (Under Japanese GAAP)

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)	July 31, 2023

Stock Code Number (Japan):	8411
Stock Exchange Listings:	Tokyo Stock Exchange (Prime Market), New York Stock Exchange
URL:	https://www.mizuhogroup.com
Representative:	Masahiro Kihara	President & Group CEO
For Inquiry:	Yasutoshi Tanaka	General Manager of Accounting	Phone:	+81-3-6838-6101
Filing of Shihanki Hokokusho (scheduled):		August 14, 2023	Trading Accounts:	Established
Commencement of Dividend Payment (scheduled):		—
Supplementary Materials on Quarterly Results:		Attached
IR Conference on Quarterly Results:		Not Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the First Quarter of Fiscal 2023 (for the three months ended June 30, 2023)

(1) Consolidated Results of Operations

(%: Changes from the corresponding period of the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profit Attributable to Owners of Parent
	¥ million	%	¥ million	%	¥ million	%
1Q F2023	1,858,873	50.5	294,197	44.0	245,192	53.9
1Q F2022	1,235,090	67.5	204,237	(6.6)	159,294	(36.4)

Note:	Comprehensive Income: 1Q F2023: ¥467,256 million, —%; 1Q F2022: ¥ (66,832) million, —%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
1Q F2023	96.75	96.74
1Q F2022	62.85	62.85

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
1Q F2023	266,137,612	9,563,352	3.5
Fiscal 2022	254,258,203	9,208,463	3.5

Reference:	Own Capital: As of June 30, 2023: ¥9,489,901 million; As of March 31, 2023: ¥9,133,294 million

Note:

Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Non-controlling Interests) / Total Assets × 100

Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2022	—	42.50	—	42.50	85.00
Fiscal 2023	—
Fiscal 2023 (estimate)		47.50	—	47.50	95.00

Note:	Revision of the latest announced estimates for cash dividends for shareholders of common stock : No

3. Consolidated Earnings Estimates for Fiscal 2023 (for the fiscal year ending March 31, 2024)

(%: Changes from the corresponding period of the previous fiscal year)
	Profit Attributable to Owners of Parent		Net Income per Share of Common Stock
	¥ million	%	¥
Fiscal 2023 H1	—	—	—
Fiscal 2023	610,000	9.8	240.58

Notes:	1.	Revision of the latest announced earnings estimates for fiscal 2023: No
	2.	The number of shares of common stock used in the above per share information is based on the weighted average of the average number of outstanding shares (excluding treasury stock) during 1Q and the number of outstanding shares (excluding treasury stock) as of June 30, 2023 (which is used as a proxy for the average number of outstanding shares during 2Q-4Q).

Notes

(1) Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Adoption of Specified Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements: No

(3) Changes in Accounting Policies and Accounting Estimates / Restatements

i	Changes in accounting policies due to revisions of accounting standards: Yes

ii	Changes in accounting policies other than i above: No

iii	Changes in accounting estimates: No

iv	Restatements: No

Note: For more information, please refer to “1.(1) Changes in Accounting Policies and Accounting Estimates / Restatements” on page 1-2 of the attachment.

(4) Issued Shares of Common Stock

i Period-end issued shares (including treasury stock):	As of June 30, 2023	2,539,249,894 shares	As of March 31, 2023	2,539,249,894 shares
ii Period-end treasury stock:	As of June 30, 2023	4,457,406 shares	As of March 31, 2023	5,027,306 shares
iii Average outstanding shares (first quarter):	1Q Fiscal 2023	2,534,288,787 shares	1Q Fiscal 2022	2,534,214,481 shares

This immediate release is outside the scope of quarterly review by certified public accountants or audit firms.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of geopolitical disruptions and the corona virus pandemic; intensification of competition in the market for financial services; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our medium-term business plan and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuhogroup.com and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

m Contents of Attachment

1.	Matters Related to Summary Information (Notes)	p. 1-2
	(1) Changes in Accounting Policies and Accounting Estimates / Restatements	p. 1-2

2.	Quarterly Consolidated Financial Statements and Others	p. 1-3
	(1) Consolidated Balance Sheets	p. 1-3
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p. 1-5
	(3) Note for Assumption of Going Concern	p. 1-7
	(4) Note for Significant Changes in the Amount of Shareholders’ Equity	p. 1-7
ø SELECTED FINANCIAL INFORMATION For the First Quarter of Fiscal 2023

Note to XBRL

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

1-1

Mizuho Financial Group, Inc.

1. Matters Related to Summary Information (Notes)

(1) Changes in Accounting Policies and Accounting Estimates / Restatements

(Implementation of ASU2016-13, “Measurement of Credit Losses on Financial Instruments”)

Some overseas subsidiaries which apply U.S. GAAP and are considered non-public business entities have adopted ASU2016-13, “Measurement of Credit Losses on Financial Instruments” from the beginning of the first quarter ended June 30, 2023. This update has replaced the incurred loss impairment methodology in previous U.S. GAAP with a methodology that reflects expected credit losses with respect to financial instruments in the amortized cost category, and full lifetime expected credit losses have been estimated upon initial recognition and reserve has been recognized. In adopting the accounting standard, Retained Earnings were adjusted for the cumulative effect at the beginning of the first quarter ended June 30, 2023 in accordance with transitional treatment set out in the accounting standard.

As a result, at the beginning of the first quarter ended June 30, 2023, Reserves for Possible Losses on Loans increased by ¥1,188 million, Reserves for Contingencies increased by ¥1,485 million and Retained Earnings decreased by ¥1,883 million.

1-2

Mizuho Financial Group, Inc.

2. Quarterly Consolidated Financial Statements and Others

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2023	As of June 30, 2023
Assets
Cash and Due from Banks	¥67,152,100	¥61,332,175
Call Loans and Bills Purchased	1,386,895	1,086,934
Receivables under Resale Agreements	11,693,419	14,195,893
Guarantee Deposits Paid under Securities Borrowing Transactions	1,897,429	1,714,426
Other Debt Purchased	3,836,735	3,904,318
Trading Assets	17,404,494	21,268,265
Money Held in Trust	514,607	568,865
Securities	37,363,140	44,086,569
Loans and Bills Discounted	88,687,155	91,463,813
Foreign Exchange Assets	2,408,587	2,417,603
Derivatives other than for Trading Assets	2,184,875	3,368,259
Other Assets	8,689,547	9,288,004
Tangible Fixed Assets	1,105,851	1,099,825
Intangible Fixed Assets	572,719	584,742
Net Defined Benefit Asset	859,271	820,729
Deferred Tax Assets	316,168	294,050
Customers’ Liabilities for Acceptances and Guarantees	8,905,643	9,312,235
Reserves for Possible Losses on Loans	(720,437)	(669,098)
Reserve for Possible Losses on Investments	(1)	(1)

Total Assets	¥254,258,203	¥266,137,612

1-3

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2023	As of June 30, 2023
Liabilities
Deposits	¥150,498,976	¥146,526,777
Negotiable Certificates of Deposit	13,788,347	19,798,922
Call Money and Bills Sold	1,814,873	1,808,786
Payables under Repurchase Agreements	25,735,560	28,072,362
Guarantee Deposits Received under Securities Lending Transactions	757,842	859,552
Commercial Paper	1,782,111	1,636,507
Trading Liabilities	12,698,007	14,457,288
Borrowed Money	4,155,480	4,229,734
Foreign Exchange Liabilities	671,552	861,542
Short-term Bonds	477,141	458,646
Bonds and Notes	11,371,189	11,681,133
Due to Trust Accounts	1,534,097	1,114,199
Derivatives other than for Trading Liabilities	2,749,138	4,415,328
Other Liabilities	7,777,025	11,093,461
Reserve for Bonus Payments	126,694	38,887
Reserve for Variable Compensation	2,381	2,654
Net Defined Benefit Liability	68,429	67,965
Reserve for Director and Corporate Auditor Retirement Benefits	539	481
Reserve for Possible Losses on Sales of Loans	15,049	9,530
Reserve for Contingencies	13,706	22,997
Reserve for Reimbursement of Deposits	13,695	12,787
Reserve for Reimbursement of Debentures	7,798	6,973
Reserves under Special Laws	3,352	3,352
Deferred Tax Liabilities	22,391	24,086
Deferred Tax Liabilities for Revaluation Reserve for Land	58,711	58,061
Acceptances and Guarantees	8,905,643	9,312,235

Total Liabilities	¥245,049,740	¥256,574,260

Net Assets
Common Stock	¥2,256,767	¥2,256,767
Capital Surplus	1,129,267	1,129,267
Retained Earnings	5,093,911	5,230,926
Treasury Stock	(8,786)	(8,110)

Total Shareholders’ Equity	8,471,160	8,608,851

Net Unrealized Gains (Losses) on Other Securities	564,495	706,435
Deferred Gains or Losses on Hedges	(358,102)	(376,699)
Revaluation Reserve for Land	129,321	127,963
Foreign Currency Translation Adjustments	144,093	257,824
Remeasurements of Defined Benefit Plans	182,306	165,666
Own Credit Risk Adjustments, Net of Tax	19	(138)

Total Accumulated Other Comprehensive Income	662,133	881,050

Stock Acquisition Rights	5	5
Non-controlling Interests	75,163	73,444

Total Net Assets	9,208,463	9,563,352

Total Liabilities and Net Assets	¥254,258,203	¥266,137,612

1-4

Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	For the three months ended June 30, 2022	For the three months ended June 30, 2023
Ordinary Income	¥1,235,090	¥1,858,873
Interest Income	444,862	1,293,614
Interest on Loans and Bills Discounted	275,979	664,178
Interest and Dividends on Securities	80,623	117,802
Fiduciary Income	14,299	14,728
Fee and Commission Income	200,034	221,014
Trading Income	355,522	118,292
Other Operating Income	180,144	111,762
Other Ordinary Income	40,227	99,461
Ordinary Expenses	1,030,852	1,564,676
Interest Expenses	191,616	1,075,918
Interest on Deposits	56,662	388,963
Fee and Commission Expenses	40,854	49,824
Trading Expenses	348,543	714
Other Operating Expenses	21,909	18,675
General and Administrative Expenses	350,591	384,670
Other Ordinary Expenses	77,337	34,871

Ordinary Profits	204,237	294,197

Extraordinary Gains	3,580	20,018
Extraordinary Losses	463	641

Income before Income Taxes	207,355	313,574

Income Taxes:
Current	64,411	68,068
Deferred	(18,875)	(838)

Total Income Taxes	45,535	67,230

Profit	161,819	246,344

Profit Attributable to Non-controlling Interests	2,525	1,151

Profit Attributable to Owners of Parent	¥159,294	¥245,192

1-5

Mizuho Financial Group, Inc.

Consolidated Statements of Comprehensive Income

	Millions of yen
	For the three months ended June 30, 2022	For the three months ended June 30, 2023
Profit	¥161,819	¥246,344
Other Comprehensive Income	(228,652)	220,912
Net Unrealized Gains (Losses) on Other Securities	(317,031)	141,921
Deferred Gains or Losses on Hedges	(27,323)	(18,111)
Foreign Currency Translation Adjustments	115,854	110,977
Remeasurements of Defined Benefit Plans	(10,934)	(16,483)
Own Credit Risk Adjustments, Net of Tax	(16)	(158)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	10,800	2,767

Comprehensive Income	(66,832)	467,256

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	(70,274)	465,468
Comprehensive Income Attributable to Non-controlling Interests	3,442	1,788

1-6

Mizuho Financial Group, Inc.

(3) Note for Assumption of Going Concern

There is no applicable information.

(4) Note for Significant Changes in the Amount of Shareholders’ Equity

There is no applicable information.

1-7

SELECTED FINANCIAL INFORMATION

For the First Quarter of Fiscal 2023

(Under Japanese GAAP)

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

FINANCIAL INFORMATION FOR THE FIRST QUARTER OF FISCAL 2023	See above Notes		Page

1. Income Analysis	CON	NON	2- 1

2. Net Gains/Losses on Stocks	CON	NON	2- 3

3. Unrealized Gains/Losses on Securities	CON	NON	2- 4

4. Status of Non Performing Loans based on the Banking Act (“BA”) and the Financial Reconstruction Act (“FRA”)	CON	NON	2- 7

5. Status of Deposits and Loans	NON		2- 11

Attachments	Page
Mizuho Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2- 13
Comparison of Non-Consolidated Statements of Income (selected items)	2- 14

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of geopolitical disruptions and the corona virus pandemic; intensification of competition in the market for financial services; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our medium-term business plan and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuhogroup.com and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

FINANCIAL INFORMATION FOR THE FIRST QUARTER OF FISCAL 2023

1. Income Analysis

Consolidated

		(Billions of yen)
		First Quarter of Fiscal 2023		First Quarter of Fiscal 2022
			Change
Consolidated Gross Profits	1	614.2	22.3	591.9
Net Interest Income	2	217.6	(35.5)	253.2
Fiduciary Income	3	14.7	0.4	14.2
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	171.1	12.0	159.1
Net Trading Income	6	117.5	110.5	6.9
Net Other Operating Income	7	93.0	(65.1)	158.2
General and Administrative Expenses	8	(384.6)	(34.0)	(350.5)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans)	9	(4.6)	62.4	(67.0)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	10	31.9	29.7	2.2
Net Gains (Losses) related to Stocks	11	23.0	2.5	20.4
Equity in Income from Investments in Affiliates	12	10.4	4.8	5.5
Other	13	3.7	2.0	1.7

Ordinary Profits	14	294.1	89.9	204.2

Net Extraordinary Gains (Losses)	15	19.3	16.2	3.1
Income before Income Taxes	16	313.5	106.2	207.3
Income Taxes	17	(67.2)	(21.6)	(45.5)
Profit	18	246.3	84.5	161.8
Profit Attributable to Non-controlling Interests	19	(1.1)	1.3	(2.5)

Profit Attributable to Owners of Parent	20	245.1	85.8	159.2

Credit-related Costs (including Credit Costs for Trust Accounts)	21	27.3	92.2	(64.8)

Credit-related Costs [21]  =     Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans) [9] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [10] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	22	231.0	(5.1)	236.1

Consolidated Net Business Profits [22] =     Consolidated Gross Profits [1] – General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	23	189	24	165
Number of affiliates under the equity method	24	24	—	24

2-1

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

		(Billions of yen)
		First Quarter of Fiscal 2023				First Quarter of Fiscal 2022
		MHBK	MHTB	Aggregate Figures	Change
Gross Profits	1	339.0	24.1	363.1	(37.2)	400.4
Net Interest Income	2	210.2	4.7	215.0	(22.4)	237.4
Fiduciary Income	3		14.8	14.8	0.4	14.4
Trust Fees for Jointly Operated Designated Money Trust	4		0.9	0.9	(0.0)	0.9
Credit Costs for Trust Accounts	5		—	—	—	—
Net Fee and Commission Income	6	82.4	4.5	86.9	(1.7)	88.7
Net Trading Income	7	(4.5)	—	(4.5)	53.7	(58.3)
Net Other Operating Income	8	50.9	(0.0)	50.9	(67.2)	118.2
General and Administrative Expenses (excluding Non-Recurring Losses)	9	(199.6)	(20.7)	(220.3)	(5.7)	(214.6)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) (1)	10	139.4	3.3	142.8	(43.0)	185.8
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas (2)	11	140.8	3.3	144.2	(24.9)	169.2
Excluding Net Gains (Losses) from redemption of Investment Trusts	12	135.8	3.3	139.2	(12.4)	151.6

Reversal of (Provision for) General Reserve for Losses on Loans	13	—	—	—	12.2	(12.2)

Net Business Profits	14	139.4	3.3	142.8	(30.7)	173.5
Net Gains (Losses) related to Bonds	15	(1.4)	—	(1.4)	(18.0)	16.5

Net Non-Recurring Gains (Losses)	16	63.5	3.2	66.7	99.9	(33.1)
Net Gains (Losses) related to Stocks	17	19.3	0.7	20.0	1.1	18.8
Expenses related to Portfolio Problems	18	(4.2)	—	(4.2)	60.5	(64.8)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	19	34.6	0.5	35.1	32.9	2.2
Other	20	13.7	2.0	15.7	5.1	10.5

Ordinary Profits	21	202.9	6.6	209.5	69.2	140.3

Net Extraordinary Gains (Losses)	22	19.7	(0.1)	19.5	13.1	6.4
Income before Income Taxes	23	222.6	6.5	229.1	82.3	146.8
Income Taxes	24	(61.5)	(1.4)	(62.9)	(23.1)	(39.7)

Net Income	25	161.1	5.0	166.2	59.1	107.0

(1)  Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of “Credit Costs for Trust Accounts” [5].

(2)  Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas[11] =Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)[10]-Net Gains (Losses) related to Bonds[15]

Credit-related Costs	26	30.4	0.5	30.9	105.8	(74.8)

Credit-related Costs [26] =    Expenses related to Portfolio Problems [18] + Reversal of (Provision for) General Reserve for Losses on Loans [13] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [19] + Credit Costs for Trust Accounts [5]

Reference: Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	27		—	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	28	8.7	0.5	9.2	21.4	(12.1)
Losses on Write-offs of Loans	29	(3.5)	0.0	(3.5)	45.1	(48.6)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	30	20.2	0.0	20.2	35.7	(15.5)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	31	4.3	—	4.3	2.8	1.4
Reversal of (Provision for) Reserve for Contingencies	32	0.6	—	0.6	0.4	0.2
Other (including Losses on Sales of Loans)	33	(0.1)	—	(0.1)	0.0	(0.2)
Total	34	30.4	0.5	30.9	105.8	(74.8)

2-2

Mizuho Financial Group, Inc.

2. Net Gains/Losses on Stocks

Consolidated

	(Billions of yen)
	First Quarter of Fiscal 2023	Change	First Quarter of Fiscal 2022
Net Gains (Losses) related to Stocks	23.0	2.5	20.4
Gains on Sales	43.8	19.1	24.6
Losses on Sales	(8.8)	(3.7)	(5.1)
Impairment (Devaluation)	(1.8)	(1.4)	(0.4)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(10.0)	(11.4)	1.3
Non-Consolidated
Aggregate Figures for the 2 Banks
	First Quarter of Fiscal 2023	Change	First Quarter of Fiscal 2022
Net Gains (Losses) related to Stocks	20.0	1.1	18.8
Gains on Sales	38.5	16.2	22.3
Losses on Sales	(8.2)	(3.6)	(4.6)
Impairment (Devaluation)	(0.2)	0.0	(0.2)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(10.0)	(11.4)	1.3

Mizuho Bank
	First Quarter of Fiscal 2023	Change	First Quarter of Fiscal 2022
Net Gains (Losses) related to Stocks	19.3	0.6	18.6
Gains on Sales	37.8	15.6	22.1
Losses on Sales	(8.2)	(3.6)	(4.6)
Impairment (Devaluation)	(0.2)	(0.0)	(0.2)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(10.0)	(11.4)	1.3

Mizuho Trust & Banking
	First Quarter of Fiscal 2023	Change	First Quarter of Fiscal 2022
Net Gains (Losses) related to Stocks	0.7	0.5	0.1
Gains on Sales	0.7	0.5	0.1
Losses on Sales	(0.0)	(0.0)	(0.0)
Impairment (Devaluation)	—	0.0	(0.0)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	—	—	—

2-3

Mizuho Financial Group, Inc.

3. Unrealized Gains/Losses on Securities

•	Stocks and others without a quoted market price and Investments in Partnerships are excluded.

Consolidated

(1) Other Securities

	(Billions of yen)
	As of June 30, 2023				As of March 31, 2023
	Book Value (=Fair Value)	Unrealized Gains/Losses			Book Value (=Fair Value)	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHFG (Consolidated)
Other Securities	40,338.0	979.0	1,980.1	1,001.0	34,403.4	789.8	1,596.3	806.4
Japanese Stocks	2,849.9	1,862.2	1,872.6	10.3	2,515.7	1,518.3	1,548.4	30.0
Japanese Bonds	24,442.1	(31.2)	29.2	60.5	20,239.2	(61.4)	14.4	75.9
Japanese Government Bonds	20,676.5	(7.2)	18.0	25.2	16,449.2	(31.9)	3.8	35.8
Other	13,046.0	(851.9)	78.2	930.1	11,648.4	(667.0)	33.3	700.4
Foreign Bonds	10,700.2	(764.6)	4.4	769.0	9,554.5	(580.6)	14.7	595.4

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.
*

Unrealized Gains/Losses include ¥44.3 billion and ¥36.5 billion as of June 30, 2023 and March 31, 2023, respectively, which were recognized in the statement of income by applying the fair-value hedge accounting and others.

*

Other Securities mainly including Foreign Bonds are hedged by using derivative instruments, which apply the deferred method of hedge accounting. Deferred Hedge Gains/Losses before tax adjustment as of June 30, 2023 and March 31, 2023 are ¥116.0 billion (Foreign Bonds ¥246.1 billion and Japanese Government Bonds ¥(16.7) billion) and ¥59.0 billion (Foreign Bonds ¥125.9 billion and Japanese Government Bonds ¥(14.5) billion), respectively. Unrealized Gains/Losses applying deferred hedging accounting among hedging instruments as of June 30, 2023 and March 31, 2023 are ¥1,095.1 billion (Foreign Bonds ¥(518.4) billion and Japanese Government Bonds ¥(23.9) billion) and ¥848.9 billion (Foreign Bonds ¥(454.7) billion and Japanese Government Bonds ¥(46.4) billion), respectively.

(2) Bonds Held to Maturity

(Billions of yen)
	As of June 30, 2023				As of March 31, 2023
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHFG (Consolidated)	2,570.0	(172.7)	1.5	174.2	2,048.1	(133.0)	2.5	135.6

2-4

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

(1) Other Securities

	(Billions of yen)
	As of June 30, 2023				As of March 31, 2023
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
	(=Fair Value)		Gains	Losses	(=Fair Value)		Gains	Losses
MHBK
Other Securities	39,390.3	815.3	1,814.3	998.9	33,455.8	651.4	1,456.7	805.3
Japanese Stocks	2,618.0	1,700.1	1,709.0	8.9	2,306.6	1,380.9	1,411.1	30.1
Japanese Bonds	24,355.2	(31.7)	28.7	60.4	20,155.1	(61.8)	14.0	75.9
Japanese Government Bonds	20,665.5	(7.2)	18.0	25.2	16,438.0	(31.9)	3.8	35.8
Other	12,417.0	(853.0)	76.4	929.5	10,994.0	(667.6)	31.5	699.2
Foreign Bonds	10,126.1	(764.5)	3.8	768.4	8,953.1	(580.7)	14.0	594.7
MHTB
Other Securities	226.5	94.7	96.2	1.4	209.8	79.0	81.2	2.2
Japanese Stocks	153.4	93.6	95.0	1.4	138.2	78.0	80.2	2.1
Japanese Bonds	67.4	0.4	0.4	0.0	65.6	0.3	0.3	0.0
Japanese Government Bonds	—	—	—	—	—	—	—	—
Other	5.6	0.7	0.7	0.0	5.8	0.6	0.6	0.0
Foreign Bonds	—	—	—	—	—	—	—	—
Total
Other Securities	39,616.8	910.1	1,910.5	1,000.4	33,665.6	730.4	1,537.9	807.5
Japanese Stocks	2,771.4	1,793.7	1,804.1	10.3	2,444.9	1,458.9	1,491.3	32.3
Japanese Bonds	24,422.6	(31.2)	29.2	60.5	20,220.8	(61.4)	14.4	75.9
Japanese Government Bonds	20,665.5	(7.2)	18.0	25.2	16,438.0	(31.9)	3.8	35.8
Other	12,422.7	(852.3)	77.1	929.5	10,999.8	(666.9)	32.2	699.2
Foreign Bonds	10,126.1	(764.5)	3.8	768.4	8,953.1	(580.7)	14.0	594.7

*	In addition to “Securities” on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*

Unrealized Gains/Losses include ¥44.1 billion and ¥36.6 billion as of June 30, 2023 and March 31, 2023, respectively, which were recognized in the statement of income (aggregate figures for the 2 banks) by applying the fair-value hedge accounting.

*

Other Securities mainly including Foreign Bonds are hedged by using derivative instruments, which apply the deferred method of hedge accounting. Deferred Hedge Gains/Losses before tax adjustment (aggregate figures for the 2 banks) as of June 30, 2023 and March 31, 2023 are ¥116.0 billion (Foreign Bonds ¥246.1 billion and Japanese Government Bonds ¥(16.7) billion) and ¥59.0 billion (Foreign Bonds ¥125.9 billion and Japanese Government Bonds ¥(14.5) billion), respectively. Unrealized Gains/Losses applying deferred hedging accounting among hedging instruments (aggregate figures for the 2 banks) as of June 30, 2023 and March 31, 2023 are ¥1,026.2 billion (Foreign Bonds ¥(518.4) billion and Japanese Government Bonds ¥(23.9) billion) and ¥789.5 billion (Foreign Bonds ¥(454.7) billion and Japanese Government Bonds ¥(46.4) billion), respectively.

2-5

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

	(Billions of yen)
	As of June 30, 2023				As of March 31, 2023
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHBK	2,570.0	(172.7)	1.5	174.2	2,048.1	(133.0)	2.5	135.6
MHTB	—	—	—	—	—	—	—	—
Total	2,570.0	(172.7)	1.5	174.2	2,048.1	(133.0)	2.5	135.6
(3) Investments in Subsidiaries and Affiliates
	(Billions of yen)
	As of June 30, 2023				As of March 31, 2023
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHBK	106.1	432.7	432.7	—	106.1	355.9	355.9	—
MHTB	—	—	—	—	—	—	—	—
Total	106.1	432.7	432.7	—	106.1	355.9	355.9	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge accounting and others. Unrealized Gains/Losses on Other Securities after excluding such Income/Loss (the “base amount”) are recorded directly to Net Assets after necessary adjustments.

The base amounts are as follows:

Consolidated

	(Billions of yen)
	As of June 30, 2023		As of March 31, 2023
	Unrealized Gains/Losses		Unrealized Gains/ Losses
		Change
Other Securities	934.7	181.4	753.3
Japanese Stocks	1,818.0	336.2	1,481.7
Japanese Bonds	(31.2)	30.2	(61.4)
Japanese Government Bonds	(7.2)	24.7	(31.9)
Other	(852.0)	(185.1)	(666.9)
Foreign Bonds	(764.7)	(184.1)	(580.5)
Non-Consolidated
Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2023		As of March 31, 2023
	Unrealized Gains/Losses		Unrealized Gains/ Losses
		Change
Other Securities	865.9	172.0	693.8
Japanese Stocks	1,749.5	327.2	1,422.3
Japanese Bonds	(31.2)	30.2	(61.4)
Japanese Government Bonds	(7.2)	24.7	(31.9)
Other	(852.3)	(185.3)	(666.9)
Foreign Bonds	(764.5)	(183.8)	(580.7)

2-6

Mizuho Financial Group, Inc.

4. Status of Non Performing Loans based on the Banking Act (“BA”) and the Financial Reconstruction Act (“FRA”)

Consolidated

	(Billions of yen)
	As of June 30, 2023		As of March 31, 2023
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	42.5	(1.2)	43.8
Claims with Collection Risk	617.9	(37.4)	655.3
Claims for Special Attention	502.0	129.6	372.4
Loans Past Due for 3 Months or More	0.3	0.0	0.2
Restructured Loans	501.7	129.5	372.1
Sub-total[1]	1,162.5	90.8	1,071.6
Normal Claims	103,623.8	3,166.8	100,457.0
Total[2]	104,786.4	3,257.7	101,528.7
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	110.7	23.4	87.2

	(%)
NPL ratio[1]/[2]	1.10	0.05	1.05
Trust Account
	(Billions of yen)
	As of June 30, 2023		As of March 31, 2023
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	—	—	—
Claims for Special Attention	—	—	—
Loans Past Due for 3 Months or More	—	—	—
Restructured Loans	—	—	—
Sub-total[3]	—	—	—
Normal Claims	2.7	(0.0)	2.8
Total[4]	2.7	(0.0)	2.8

	(%)
NPL ratio[3]/[4]	—	—	—

2-7

Mizuho Financial Group, Inc.

Consolidated + Trust Account

	(Billions of yen)
	As of June 30, 2023		As of March 31, 2023
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	42.5	(1.2)	43.8
Claims with Collection Risk	617.9	(37.4)	655.3
Claims for Special Attention	502.0	129.6	372.4
Loans Past Due for 3 Months or More	0.3	0.0	0.2
Restructured Loans	501.7	129.5	372.1
Sub-total[5]	1,162.5	90.8	1,071.6
Normal Claims	103,626.5	3,166.7	100,459.8
Total[6]	104,789.1	3,257.6	101,531.5
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	110.7	23.4	87.2

	(%)
NPL ratio[5]/[6]	1.10	0.05	1.05

Trust account represents trust accounts that guarantee principals in the agreement.

2-8

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

(Banking Account + Trust Account)

	(Billions of yen)
	As of June 30, 2023		As of March 31, 2023
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	32.6	(1.3)	34.0
Claims with Collection Risk	620.5	(37.9)	658.4
Claims for Special Attention	493.7	138.8	354.9
Loans Past Due for 3 Months or More	0.3	0.0	0.2
Restructured Loans	493.4	138.7	354.6
Sub-total[1]	1,146.9	99.4	1,047.4
Normal Claims	106,160.3	3,048.0	103,112.2
Total[2]	107,307.2	3,147.5	104,159.7
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	108.2	23.4	84.7

	(%)
NPL ratio[1]/[2]	1.06	0.06	1.00
Mizuho Bank
	(Billions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	32.5	(1.3)	33.8
Claims with Collection Risk	613.2	(37.9)	651.2
Claims for Special Attention	487.3	140.7	346.6
Loans Past Due for 3 Months or More	0.3	0.0	0.2
Restructured Loans	487.0	140.6	346.3
Sub-total[3]	1,133.1	101.4	1,031.7
Normal Claims	103,132.9	3,093.7	100,039.2
Total[4]	104,266.1	3,195.1	101,071.0
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	108.0	23.4	84.5

	(%)
NPL ratio[3]/[4]	1.08	0.06	1.02

2-9

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

(Banking Account)

	(Billions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	0.1	(0.0)	0.1
Claims with Collection Risk	7.2	(0.0)	7.2
Claims for Special Attention	6.3	(1.9)	8.2
Loans Past Due for 3 Months or More	—	—	—
Restructured Loans	6.3	(1.9)	8.2
Sub-total[5]	13.7	(1.9)	15.7
Normal Claims	3,024.6	(45.5)	3,070.2
Total[6]	3,038.3	(47.5)	3,085.9
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	0.2	(0.0)	0.2

	(%)
NPL ratio[5]/[6]	0.45	(0.05)	0.50
(Trust Account)
	(Billions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	—	—	—
Claims for Special Attention	—	—	—
Loans Past Due for 3 Months or More	—	—	—
Restructured Loans	—	—	—
Sub-total[7]	—	—	—
Normal Claims	2.7	(0.0)	2.8
Total[8]	2.7	(0.0)	2.8

	(%)
NPL ratio[7]/[8]	—	—	—

Trust account represents trust accounts that guarantee principals in the agreement.

2-10

Mizuho Financial Group, Inc.

5. Status of Deposits and Loans

Non-Consolidated

(1)-1 Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2023		As of March 31, 2023
		Change
MHBK	140,793.8	(4,364.1)	145,157.9
MHTB	3,005.3	225.2	2,780.0
Total	143,799.1	(4,138.8)	147,937.9

(1)-2 Domestic Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2023		As of March 31, 2023
		Change
MHBK	111,962.0	(4,440.7)	116,402.8
Individual deposits	48,015.8	707.2	47,308.5
MHTB	3,005.3	225.2	2,780.0
Individual deposits	774.0	(0.1)	774.2
Total	114,967.3	(4,215.4)	119,182.8
Individual deposits	48,789.9	707.1	48,082.7

Note: Above figures do not include deposits booked at overseas offices and offshore deposits.

(2) Loans and Bills Discounted

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2023		As of March 31, 2023
		Change
MHBK	89,649.0	2,368.7	87,280.3
MHTB	3,013.4	(52.2)	3,065.7
Total	92,662.5	2,316.4	90,346.1

Note: Loans to MHFG are included as follows:

As of June 30, 2023:     ¥504.0 billion (from MHBK)

As of March 31, 2023:  ¥810.0 billion (from MHBK)

2-11

Mizuho Financial Group, Inc.

(3) Interest Margins (Domestic Operations)

Mizuho Bank

		(%)
		First Quarter of Fiscal 2023 (For the three months)	Change	First Quarter of Fiscal 2022 (For the three months)
Return on Loans and Bills Discounted	1	0.75	0.01	0.73
Cost of Deposits	2	0.00	(0.00)	0.00
Loan and Deposit Rate Margin [1]-[2]	3	0.75	0.01	0.73
Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). 2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others
Return on Loans and Bills Discounted	4	0.77	0.01	0.75
Loan and Deposit Rate Margin [4]-[2]	5	0.77	0.02	0.74

Mizuho Trust & Banking
		(%)
		First Quarter of Fiscal 2023 (For the three months)	Change	First Quarter of Fiscal 2022 (For the three months)
Return on Loans and Bills Discounted	6	0.62	0.01	0.60
Cost of Deposits	7	0.00	(0.00)	0.00
Loan and Deposit Rate Margin [6]-[7]	8	0.61	0.02	0.59
Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). 2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others
Return on Loans and Bills Discounted	9	0.62	0.01	0.60
Loan and Deposit Rate Margin [9]-[7]	10	0.61	0.02	0.59
(Reference)
Aggregate Figures for the 2 Banks
		(%)
		First Quarter of Fiscal 2023 (For the three months)	Change	First Quarter of Fiscal 2022 (For the three months)
Return on Loans and Bills Discounted	11	0.74	0.01	0.73
Cost of Deposits	12	0.00	(0.00)	0.00
Loan and Deposit Rate Margin [11]-[12]	13	0.74	0.01	0.72
Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). 2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others
Return on Loans and Bills Discounted	14	0.76	0.01	0.74
Loan and Deposit Rate Margin [14]-[12]	15	0.76	0.02	0.74

2-12

Mizuho Bank, Ltd.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of June 30, 2023 (A)	As of March 31, 2023 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥57,834,827	¥63,079,031	¥(5,244,204)
Call Loans	1,453,352	1,812,740	(359,388)
Receivables under Resale Agreements	1,729,585	868,058	861,527
Guarantee Deposits Paid under Securities Borrowing Transactions	291,463	156,807	134,656
Other Debt Purchased	684,858	651,514	33,344
Trading Assets	7,520,562	5,422,696	2,097,866
Money Held in Trust	505	504	0
Securities	43,815,671	37,110,218	6,705,453
Loans and Bills Discounted	89,649,088	87,280,378	2,368,709
Foreign Exchange Assets	2,337,877	2,293,584	44,293
Derivatives other than for Trading	11,486,267	8,392,051	3,094,215
Other Assets	8,226,328	7,910,755	315,573
Tangible Fixed Assets	854,726	858,037	(3,310)
Intangible Fixed Assets	360,834	352,884	7,950
Prepaid Pension Cost	383,955	403,530	(19,574)
Deferred Tax Assets	320,295	382,227	(61,932)
Customers’ Liabilities for Acceptances and Guarantees	10,731,168	10,003,767	727,401
Reserves for Possible Losses on Loans	(645,357)	(701,652)	56,294

Total Assets	¥237,036,013	¥226,277,135	¥10,758,877

Liabilities
Deposits	¥140,793,801	¥145,157,919	¥(4,364,118)
Negotiable Certificates of Deposit	19,258,891	13,272,253	5,986,637
Call Money	1,093,229	1,229,224	(135,994)
Payables under Repurchase Agreements	14,490,592	14,106,366	384,225
Guarantee Deposits Received under Securities Lending Transactions	413,105	93,216	319,889
Commercial Paper	1,636,507	1,782,111	(145,603)
Trading Liabilities	6,221,331	4,574,447	1,646,884
Borrowed Money	12,746,224	12,507,802	238,421
Foreign Exchange Liabilities	1,100,077	889,189	210,888
Bonds and Notes	621,330	585,861	35,468
Derivatives other than for Trading	12,549,204	8,976,741	3,572,463
Other Liabilities	8,885,250	6,320,855	2,564,395
Reserve for Bonus Payments	139	26,406	(26,267)
Reserve for Variable Compensation	724	757	(32)
Reserve for Possible Losses on Sales of Loans	9,530	15,049	(5,519)
Reserve for Contingencies	4,215	4,781	(565)
Reserve for Reimbursement of Deposits	12,152	12,980	(827)
Reserve for Reimbursement of Debentures	6,973	7,798	(824)
Deferred Tax Liabilities for Revaluation Reserve for Land	58,061	58,711	(649)
Acceptances and Guarantees	10,731,168	10,003,767	727,401

Total Liabilities	230,632,513	219,626,240	11,006,272

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—
Capital Surplus	2,259,392	2,259,392	—
Capital Reserve	660,805	660,805	—
Other Capital Surplus	1,598,587	1,598,587	—
Retained Earnings	2,403,173	2,757,032	(353,859)
Appropriated Reserve	524,533	421,264	103,269
Other Retained Earnings	1,878,639	2,335,768	(457,129)
Retained Earnings Brought Forward	1,878,639	2,335,768	(457,129)

Total Shareholders’ Equity	6,066,630	6,420,490	(353,859)

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	592,536	468,873	123,663
Net Deferred Hedge Gains (Losses), net of Taxes	(383,631)	(367,790)	(15,840)
Revaluation Reserve for Land, net of Taxes	127,963	129,321	(1,358)

Total Valuation and Translation Adjustments	336,868	230,404	106,464

Total Net Assets	6,403,499	6,650,894	(247,395)

Total Liabilities and Net Assets	¥237,036,013	¥226,277,135	¥10,758,877

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Mizuho Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME (selected items)

OF MIZUHO BANK

	Millions of yen
	For the three months ended June 30, 2023 (A)	For the three months ended June 30, 2022 (B)	Change (A) - (B)
Ordinary Income	¥1,318,435	¥664,278	¥654,157
Interest Income	1,039,208	377,748	661,459
Interest on Loans and Bills Discounted	606,408	247,729	358,678
Interest and Dividends on Securities	109,345	75,693	33,651
Fee and Commission Income	135,480	128,769	6,711
Trading Income	151	44	107
Other Operating Income	57,605	127,636	(70,030)
Other Ordinary Income	85,989	30,079	55,909

Ordinary Expenses	1,115,515	528,733	586,781
Interest Expenses	828,977	144,855	684,122
Interest on Deposits	372,698	48,358	324,340
Fee and Commission Expenses	53,042	44,811	8,231
Trading Expenses	4,702	58,382	(53,679)
Other Operating Expenses	6,633	9,442	(2,808)
General and Administrative Expenses	191,947	185,033	6,914
Other Ordinary Expenses	30,211	86,209	(55,998)

Ordinary Profits	202,920	135,544	67,375

Extraordinary Gains	20,018	3,505	16,513

Extraordinary Losses	295	365	(69)

Income before Income Taxes	222,643	138,684	83,958
Income Taxes:
Current	27,444	58,942	(31,498)
Deferred	34,067	(21,487)	55,554

Net Income	¥161,131	¥101,229	¥59,901

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